EXHIBIT 99.1

Lakefront Receives Transparency Notification from Madison Avenue Partners

Mechelen, Belgium; June 29, 2026, 22.01 CET; regulated information – Lakefront Biotherapeutics NV (Euronext & NASDAQ: LKFT) received a transparency notification from Madison Avenue Partners.

Pursuant to Belgian transparency legislation1, Lakefront received a transparency notification from Madison Avenue Partners on June 24, 2026. The notification indicates that Madison Avenue Partners, LP, jointly with Madison Avenue International, LP, EMAI Management, LLC, and Eli Samaha, crossed above the threshold of 5% of Lakefront’ voting rights on an aggregated basis on June 15, 2026, following the acquisition of Lakefront’ voting rights.

On June 24, 2026, Madison Avenue Partners (taking into account the holding of its affiliates) owned 3,498,892 voting rights, representing 5.31% of Lakefront’ currently outstanding 65,897,071 shares.

Summary of the transaction:

Date on which the threshold was crossed	Date of notification	Direct voting rights after the transaction	Equivalent financial instruments after the transaction	Total (%) voting rights
June 15, 2026	June 24, 2026	3,498,892	0.00%	5.31%

Content of the notification from Madison Avenue Partners:
The notification dated June 24, 2026, contains the following information:
·        Date of notification: June 24, 2026
·        Date on which the threshold is crossed: June 15, 2026
·        Threshold of voting rights crossed (in %): 5%
·        Notification by: Madison Avenue Partners
·        Denominator: 65,897,071
·        Reason for the notification: Acquisition or disposal of voting securities or voting rights
·        Notified details:

A) Voting Rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
Madison Avenue Partners, LP	0	3,498,892		5.31%

B) Equivalent financial instruments	After the transaction
Holder of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement

	TOTAL			0	0.00%

TOTAL (A&B)	# of voting rights	% of voting rights
	3,498,892	5.31%

The chain of control has been described at the end of the notification (section 11) and can be found here.

About Lakefront® Biotherapeutics
Lakefront Biotherapeutics (formerly known as Galapagos) is a biotechnology company dedicated to building a differentiated pipeline of medicines for patients with serious diseases in areas of high unmet need. The Company has established a clinical‑stage portfolio in immunology and inflammation, anchored by gamgertamig, a potential first‑in‑class BCMAxCD3 T‑cell engager for autoimmune diseases. Backed by deep deal‑making expertise, operational flexibility, and a strong capital position, Lakefront identifies, acquires, and advances high‑quality assets with clear potential to deliver meaningful patient impact and long‑term shareholder value. For more information, visit https://www.lakefrontbio.com or follow us on LinkedIn or X.

For further information, contact Lakefront Biotherapeutics:
Investor Relations
Sherri Spear
+1 412 522 6418
sherri.spear@lakefrontbio.com

1 Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market and regarding miscellaneous provisions, as amended from time to time.